Merrill Lynch Ready Assets Trust
File Number: 811-02556
CIK Number: 065109
For the Period Ending: 06/30/2008

Pursuant to Exemptive Order Release No. IC-18748 dated June 2, 1992, the following schedule enumerates the transactions with Merrill Lynch, Pierce, Fenner & Smith Incorporated, for the six months ended June 30, 2008.

Purchases (In Thousands)

Transaction	Face	Security		Due
Date	Amount	Description	Rate	Date

01/30/2008	$60,000	Clipper Receivables Comp	3.530%	02/27/2008
02/25/2008	8,000	Ebbets Funding LLC	3.650	02/26/2008
03/28/2008	24,766	Long Lane Master Trust I	2.800	03/31/2008
03/31/2008	25,000	Galleon Capital LLC	3.020	05/13/2008
04/10/2008	25,000	Windmill Funding Corp	2.760	07/10/2008
05/02/2008	15,000	Amsterdam Funding Corp	2.820	06/05/2008
05/06/2008	34,000	Amsterdam Funding Corp	6.380	06/16/2008
05/13/2008	40,000	Galleon Capital LLC	2.800	07/14/2008
06/06/2008	8,000	Ebbets Funding LLC	2.500	06/09/2008